

04034315

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

/X/ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934for the Year Ended December 31, 2003

Or

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission File No. 1-9232

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Volt Information Sciences, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Volt Information Sciences, Inc.
560 Lexington Avenue
New York, NY 10022

VOLT INFORMATION SCIENCES, INC. AND SUBSIDIARIES
FORM 11-K
TABLE OF CONTENTS

ERNST & YOUNG

■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Trustees of the
Volt Information Sciences, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of Volt Information Sciences, Inc. Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 15, 2004

Volt Information Sciences, Inc. Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2003	2002
Assets		
Cash	**$ 25,390**	$ 2,200
Investments, at fair value:		
Mutual funds	**53,074,357**	38,769,112
Volt Information Sciences, Inc. Common Stock	**13,434,299**	10,281,683
Participant loans	**2,244,172**	2,182,989
	68,752,828	51,233,784
Contributions receivable from participants	**114,451**	-
Contributions receivable from employer	**661,390**	610,696
Total assets	**69,554,059**	51,846,680
Liability		
Pending trades, net	**25,156**	476
Net assets available for benefits	**$69,528,903**	$51,846,204

See accompanying notes.

Volt Information Sciences, Inc. Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31	
	2003	2002
Additions		
Investment income:		
Interest and dividend income	**$ 1,037,126**	$ 989,931
Net appreciation (depreciation) in fair value of investments	**12,369,040**	(7,458,294)
Participant contributions	**7,952,625**	7,067,734
Employer contributions	**1,253,953**	1,202,449
	22,612,744	1,801,820
Deductions		
Benefits paid to participants	**4,930,045**	6,958,344
Net increase (decrease)	**17,682,699**	(5,156,524)
Net assets available for benefits at beginning of year	**51,846,204**	57,002,728
Net assets available for benefits at end of year	**$69,528,903**	$51,846,204

See accompanying notes.

A. Background

The Volt Information Sciences, Inc. Savings Plan (the "Plan"), as amended and restated, was adopted by the Board of Directors of Volt Information Sciences, Inc. ("VIS" or the "Company") on September 29, 1980.

In January 2000, the Volt Information Sciences, Inc. Employees' Stock Ownership Plan ("ESOP") was merged into the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Investments, including the investment in VIS common stock, are stated at fair value, generally determined by reference to published market data.

All costs and expenses incurred with regard to the administration of the Plan are paid by the Company.

The preparation of financial statements in conformity with United States generally accepted accounting principles requires the use of management's estimates. Actual results may differ from those estimates.

C. Investments

The fair value of investments held by the Plan as of December 31, 2003 and 2002 were as follows:

	December 31	
	2003	2002
Core Funds		
Mellon Certus Stable Value Fund	**$12,817,535***	$11,402,962*
Dreyfus Premier Balanced Fund	**5,247,117***	4,267,091*
Dreyfus Disciplined Stock Fund	**1,130,705**	724,440
Dreyfus Midcap Value Fund	**10,836,214***	6,147,392*
Dreyfus Basic S&P 500 Index Fund	**14,081,025***	9,912,362*
Dreyfus Founders Discovery Fund	**1,696,469**	1,069,486
Dreyfus Premier Basic Core Bond Fund	**4,578,640***	3,865,095*
Templeton Foreign Fund	**1,593,978**	841,689
Volt Information Sciences, Inc. Common Stock	**13,434,299***	10,281,683*
Self-directed Accounts	**1,092,674**	538,595
Participant loans	**2,244,172**	2,182,989
Total investments	**$68,752,828**	$51,233,784

**Individual investment representing 5% or more of net assets available for benefits.*

During the years ended December 31, 2003 and 2002, the Plan's investments (including investments purchased, sold and held during the year appreciated (depreciated) in fair value (realized and unrealized) as follows:

	December 31	
	2003	**2002**
Mutual funds	**$ 8,711,865**	**$ (7,744,844)**
Volt Information Sciences, Inc. Common Stock	**3,657,175**	**286,550**
Net appreciation (depreciation)	**$12,369,040**	**$ (7,458,294)**

C. Investments (continued)

The following table details information about the net assets and the significant components of the changes in net assets relating to the investment in the Volt Information Sciences, Inc. Common Stock Fund, which includes both participant and non-participant directed amounts.

	Year ended December 31	
	2003	2002
Additions		
Investment income:		
Interest and dividend income	**$ 276**	$ 375
Net appreciation in fair value	**3,657,175**	286,550
Participant contributions	**609,520**	606,609
Employer contributions	**111,990**	113,430
Transfers to other investment funds, net	**(691,227)**	(797,972)
	3,687,734	208,992
Deductions		
Benefits paid to participants	**530,138**	1,233,448
Net increase (decrease)	**3,157,596**	(1,024,456)
Net assets available for benefits at beginning of year	**10,337,846**	11,362,302
Net assets available for benefits at end of year	**$13,495,442**	$10,337,846

The Plan provides that participants who have attained the age of 55 and have ten years of participation in the Plan may elect to diversify their ESOP investment of up to 25% of their individual accounts during an "election period", as defined. Participants who have attained the age of 60 and have completed ten years of participation in the Plan may elect to diversify the investment of up to 50% of their individual accounts during the "election period."

D. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 6, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator will take all actions necessary to maintain the qualified status of the Plan.

E. Plan Description

A brief description of certain provisions of the Plan agreement is as follows. A more detailed description of the Plan provisions is maintained in the *Summary Plan Description* available to all participants:

Eligibility: Employees become eligible on their first day of employment, except as outlined in the *Summary Plan Description.*

Participant Contributions: Effective January 2, 2003, participants have the option of contributing up to 60% of base compensation, up to the Internal Revenue Service maximum or Plan limitations, which is not currently taxable to the employee, into any of the Plan's available core fund options. Beginning in 2002, participants, who have reached the age 50 on or before December 31 and who have already contributed the maximum, may elect to make a catch-up contribution up to the Internal Revenue Service maximum.

Employer Contributions: The Company provides a matching contribution equal to 50% of the first 3% of salary contributions by eligible participants. These contributions are made semi-annually. Company matching contributions vest at a rate of 20% per year over a five-year period. The forfeited portion of an account of an employee who leaves employment with VIS without being fully vested may be used to reduce future employer contributions. During 2003 and 2002, the Company used $93,272 and $89,359, respectively, of forfeitures to offset the employer matching contribution.

E. Plan Description (continued)

Rollover Contributions: The Plan permits the acceptance of rollover contributions upon approval of the Company. Rollover contributions generally consist of lump-sum distributions received by a participant from a qualified retirement plan, an individual retirement account or individual retirement annuity. Rollover contributions are included in participant contributions in the statements of changes in net assets available for benefits.

Investments: Upon enrollment or reenlistment and on a daily basis thereafter, each participant can direct that his or her contributions and the Company matching contribution be invested in one or more of the available core funds. In addition, participants have the option to participate in a Self-directed Account and may invest up to 50% of their total account balance in mutual funds outside of the core funds.

The Plan has a loan provision which permits participating employees to borrow from their 401(k) contribution account. The maximum loan is 50% of the participant's account balance, up to $50,000. The loan, together with interest, is repaid through payroll deductions. Interest is credited to the participant's account. The interest rate is the prime rate plus 1% at the time the loan is processed.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Upon such termination, participants become 100% vested and Plan assets will be distributed to participants based on their individual account balances.

F. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2003	**2002**
Net assets available for benefits per the financial statements	**$69,528,903**	$51,846,204
Less amounts allocated to withdrawing participants	**(524,259)**	(314,641)
Net assets available for benefits per the Form 5500	**$69,004,644**	$51,531,563

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2003:

Benefits paid to participants per the financial statements	**$4,930,045**
Add amounts allocated to withdrawing participants at year-end	**524,259**
Less amounts allocated to withdrawing participants at prior year-end	**(314,641)**
Benefits to participants per the Form 5500	**$ 5,139,663**

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims to have been processed and approved for payment prior to the Plan year-end but not yet paid as of that date.

EIN: #13-5658129
Plan: #001

Volt Information Sciences, Inc. Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2003

Description	Units/ Shares	Current Value
Mellon Certus Stable Value Fund*	12,817,535	$ 12,817,535
Dreyfus Premier Balanced Fund*	425,212	5,247,117
Dreyfus Disciplined Stock Fund*	37,668	1,130,705
Dreyfus Midcap Value Fund*	392,474	10,836,214
Dreyfus Basic S&P 500 Index Fund*	434,198	14,081,025
Dreyfus Founders Discovery Fund*	65,299	1,696,469
Dreyfus Premier Basic Core Bond Fund*	308,326	4,578,640
Templeton Foreign Fund	149,810	1,593,978
Calamos Invt TR New Growth Fund	125	5,593
Dreyfus 100% US Treasury MM Fund*	13,691	13,691
Dreyfus Appreciation Fund*	24,620	914,371
Fidelity Advisory Ser. VII Technology Fund	305	4,612
Legg Mason Value Trust Fund	155	9,052
Putman New Opportunities Fund	131	4,514
Buffalo Small Cap Fund	143	3,179
Selected Amern SHS Income Fund	256	8,479
Vanguard Growth & Income Fund	182	5,085
Vanguard /Wellesley Income Fund	955	19,976
Royce Total Return Fund	2,213	23,655
Washington Mutual Investment	354	10,185
Clipper Fund	230	20,252
Dodge & Cox Stock Fund	206	23,411
FMI Focus Fund	48	1,620
Rowe & Price Midcap Value Fund	1,229	24,999
Volt Information Sciences, Inc. Common Stock* (1)	594,438	13,434,299
Participant loans**		2,244,172
		$ 68,752,828

* *Indicates party-in-interest to the Plan.*

** *All loans will mature within 10 years; interest rates range from 5.00% to 10.5%.*

(1) Cost $12,232,218

Volt Information Sciences, Inc. Savings Plan

Schedule H, Line 4(j)—Schedule of Reportable Transactions

Year ended December 31, 2003

Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Loss
Category (iii)—A series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of the current value of plan assets at the beginning of the plan year					
Volt Information Sciences, Inc. Common Stock *	$2,036,969	$ -	$2,036,969	$2,036,969	$ -
	-	2,541,528	3,085,068	2,541,528	(543,540)

There were no category (i), (ii) or (iv) transactions during the year ended December 31, 2003

* *Indicates party-in-interest to the Plan.*

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VOLT INFORMATION SCIENCES, INC.
SAVINGS PLAN



By: James J. Groberg, Administrator

Date: June 25, 2004

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement No. 333-45903 on Form S-8 dated February 9, 1998 and the Registration Statement No. 333-106245 on Form S-8 dated June 18, 2003 pertaining to the Volt Information Sciences, Inc. Savings Plan of our report dated June 15, 2004, with respect to the financial statements and schedules of the Volt Information Sciences, Inc. Savings Plan included in this Annual Report of Form 11-K for the year ended December 31, 2003.

Ernst + Young LLP

New York, New York
June 25, 2004